Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

monday.com Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M7S64H106
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64H106	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons
Roy Mann

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
5,154,502

	6	Shared Voting Power
0

	7	Sole Dispositive Power
5,154,502

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,154,502

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
10.2%

12	Type of Reporting Person
IN

CUSIP No. M7S64H106	Schedule 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

monday.com Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Roy Mann (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 6 Yitzhak Sadeh Street, Tel Aviv, 6777506 Israel.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of Israel.

(d)	Title of Class of Securities:

Ordinary Shares, no par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

M7S64H106

ITEM 3.

Not applicable.

CUSIP No. M7S64H106	Schedule 13G	Page 4 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of September 30, 2024, based upon 50,427,122 Ordinary Shares outstanding as of September 30, 2024, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Roy Mann	5,154,502	10.2%	5,154,502	0	5,154,502	0

The Reporting Person is record holder of 5,154,502 Ordinary Shares, which consists of (i) 5,088,637 Ordinary Shares held of record by the Reporting Person and (ii) 65,865 Ordinary Shares underlying stock options and restricted stock units that are vested or will vest within 60 days of September 30, 2024.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. M7S64H106	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 5, 2024

Roy Mann /s/ Roy Mann